August 27, 2019

John N. Seitz
Chief Executive Officer
Gulfslope Energy, Inc.
1331 Lamar St., Suite 1665
Houston, TX 77010

       Re: Gulfslope Energy, Inc.
           Registration Statement on Form S-1
           Filed August 5, 2019
           File No. 333-233021

Dear Mr. Seitz:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 5, 2019

General

1. The prospectus front cover page indicates that the 206,000,000 shares registered for resale constitute approximately 10% of issued and outstanding shares. Please explain how you determined this percentage or revise as appropriate. Also, insofar as you list only one selling shareholder, please revise to eliminate from the prospectus all (plural) references to selling security holders and to the plural defined term "Buyers."
2. Please amend the prospectus to include updated financial statements, or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John N. Seitz
Gulfslope Energy, Inc.
August 27, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her
absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 if you have any questions.



FirstName LastNameJohn N. Seitz                            Sincerely,
Comapany NameGulfslope Energy, Inc.
                                                           Division of
Corporation Finance
August 27, 2019 Page 2                                     Office of Natural
Resources
FirstName LastName